Exhibit 5


                    [Letterhead of Shanley & Fisher, P.C.]

                                 April 15, 1999

The Chubb Corporation
15 Mountainview Road
P.O. Box 1615
Warren, NJ 07061-1615

Ladies and Gentlemen:

               We have acted as special New Jersey counsel to The Chubb Corporation, a New Jersey corporation (the "Company"), in connection with the Company's registration of an aggregate of 16,197,695 shares of common stock (the "Common Shares") to be issued in exchange for the common stock of Executive Risk Inc. ("ERI") pursuant to a Merger Agreement dated February 6, 1999 among the Company, ERI and Excalibur Acquisition, Inc. (the "Merger Agreement").

               We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

               Upon the basis of the foregoing, we are of the opinion that the Common Shares will, upon issuance as contemplated by the Merger Agreement, have been duly authorized and validly issued and will be fully paid and non-assessable.

               We are members of the Bar of the State of New Jersey, and the foregoing opinion is limited to the laws of the State of New Jersey.

               We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Common Shares. We also consent to the reference to us under the caption "Legal Matters" in the Prospectus contained in such Registration Statement.

               This opinion is rendered in connection with the above matter. This opinion may not be relied upon for any other purpose. First Chicago Trust Company of New York, as Transfer Agent, may rely upon this opinion as if it were addressed directly to it.

                                           Very truly yours,

                                           /s/ Shanley & Fisher, P.C.